                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
                                 (Rule 14d-100)
                             Tender Offer Statement
    Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

                                (Amendment No. 2)

                         WORLDGATE COMMUNICATIONS, INC.
                       (Name of Subject Company (Issuer))

                         WORLDGATE COMMUNICATIONS, INC.
                        (Name of Filing Person (Offeror))

                  Options under WorldGate Communications, Inc.
                              Amended and Restated
                       1996 Stock Option Plan to Purchase
                    Common Stock, Par Value $0.01 Per Share,
                  That Have an Exercise Price of $5.00 or More
                         (Title of Class of Securities)

                                   98156L-30-7
                     (CUSIP Number of Class of Securities--
                            Underlying Common Stock)

                              Randall J. Gort, Esq.
                  Vice President, General Counsel and Secretary
                         WorldGate Communications, Inc.
                               3190 Tremont Avenue
                           Trevose, Pennsylvania 19053
                                 (215) 354-5100

                                 With a copy to:

                              Walter J. Mostek, Jr.
                           Drinker Biddle & Reath LLP
                                    Suite 300
                              1000 Westlakes Drive
                              Berwyn, PA 19312-2409
                                 (610) 993-2200

                     (Name, Address, and Telephone of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Person)

                            Calculation of Filing Fee

------------------------------------------------------------------------
     Transaction valuation*                  Amount of filing fee
------------------------------------------------------------------------
         $29,684,140                              $5937
------------------------------------------------------------------------

* Estimated for purposes of calculating the filing fee only. The filing fee calculation assumes that currently outstanding Eligible Options (as defined herein) to purchase 3,268,146 shares of common stock, valued at $9.09, are acquired by WorldGate Communications, Inc. pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is 1/50th of one percent of the aggregate transaction value.


|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid: $ 5376
         Form or Registration No.: Schedule TO
         Filing Party: WorldGate Communications, Inc.
         Date Filed: June 25, 2001

         Amount Previously Paid: $ 561
         Form or Registration No.: Schedule TO
         Filing Party: WorldGate Communications, Inc.
         Date Filed: July 16, 2001


|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

|_|      third-party tender offer subject to Rule 14d-1.
|X|      issuer tender offer subject to Rule 13e-4.
|_|      going-private transaction subject to Rule 13e-3.
|_|      amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

         This Amendment No. 2 further amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 25, 2001, as amended and supplemented by Amendment No. 1 to the Tender Offer Statement on Schedule TO (as amended and supplemented, the "Schedule TO") relating to the offer by WorldGate Communications, Inc. ("WorldGate") to exchange all outstanding options to purchase shares of WorldGate common stock held by its employees and directors granted under WorldGate's 1996 stock option plan having an exercise price of $5.00 or more per share for new options to purchase shares of WorldGate common stock upon the terms and subject to the conditions set forth in the Employee Stock Option Exchange Offer, dated June 25, 2001 and as amended July 16, 2001 (as amended, the "Exchange Offer Memorandum"), a copy of which was attached as Exhibit 99(a)(1) to the Schedule TO, and in the related Letter to WorldGate Communications, Inc. Optionees, dated June 25, 2001 (the "Transmittal Letter"), a copy of which was attached thereto as Exhibit 99(a)(4).

ITEM 1.

         The information incorporated by reference into Item 1 of the Schedule TO is amended and supplemented by changing all references in the Exchange Offer Memorandum to the expiration of the offer to indicate an extension of the expiration date from July 23, 2001 to midnight (Philadelphia time) on July 30, 2001.

ITEM 2.

         The last sentence of paragraph (b) of Item 2 of the Schedule TO is amended in its entirety to read as follows:

         As of June 1, 2001, 3,268,146 shares of the Company's common stock were either subject to eligible options or were granted to eligible individuals in the six month period prior to July 30, 2001.


ITEM 4.

         The information incorporated by reference into Item 4 of the Schedule TO is amended as follows:

         1. All references in the Exchange Offer Memorandum to the expiration of the offer to indicate an extension of the expiration date from July 23, 2001 to midnight (Philadelphia time) on July 30, 2001.

         2. All references in the Exchange Offer Memorandum to January 24, 2002, are amended to January 31, 2002.

         3. The reference to January 22, 2001 in the third paragraph under the caption "PROPER TENDER OF OPTIONS" under Section 4 ("How to Accept the Exchange Offer; How to Change Your Mind During the Election Period.") of the Exchange Offer Memorandum is amended to January 29, 2001.

ITEMS 1 and 4.

         The information incorporated by reference into Items 1 and 4 of the Schedule TO is amended and supplemented by making the following changes to the information set forth under "Questions and Answers" in the Exchange Offer
Memorandum:

         1. The second and third sentences of Question 7 are deleted.

         2. Question 8 is deleted and the remaining questions, and references to questions, are re-numbered accordingly.


ITEMS 4 and 7.

         The information incorporated by reference into Items 4 and 7 of the Schedule TO is amended and supplemented by making the following changes in
Section 8 ("Sources and Amount of Consideration; Term of Replacement Options") of the Exchange Offer Memorandum:

         1. The third bullet point in the first paragraph under the caption "TERMS OF REPLACEMENT OPTIONS" is deleted.

         2.  The section captioned "FORFEITURE" is deleted

ITEM 12.  EXHIBITS.

     EXHIBIT NO.      DESCRIPTION
     -----------      -----------
     99 (a) (1)     WorldGate Communications, Inc. Employee Stock Option Exchange Offer Memorandum.*

            (2)     Form of Option Exchange Election.*

            (3)     Form of Change of Election.*

            (4)     Letter to WorldGate Communications, Inc. Optionees, dated June 25, 2001.*

            (5)     E-mail message to WorldGate Communications, Inc.
                    Optionees, dated June 11, 2001.*

            (6)     WorldGate Communications, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on
                    April 2, 2001 and incorporated herein by reference.

            (7)     WorldGate Communications, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2001, filed with the Securities and Exchange Commission on May 15, 2001 and incorporated herein by reference.

            (8)     WorldGate Communications, Inc., Supplement No. 1 to Employee Stock Option Exchange Offer.*

            (9)     Form of Letter to Tendering Option Holders.*

           (10)     WorldGate Communications, Inc. Supplement No. 2 to Employee Stock Option Exchange Offer.

     99 (b)         Not applicable.

     99 (d) (1)     WorldGate Communications, Inc. Amended and Restated 1996 Stock Option Plan (incorporated herein by reference to Exhibit 10.10 of WorldGate Communications, Inc.'s Annual Report on
                    Form 10-K, filed with the SEC on April 2, 2001).

            (2)     Form of Option Agreement pursuant to WorldGate Communications, Inc. Amended and Restated
                    1996 Stock Option Plan.*

     99 (g)         Not applicable

     99 (h)         Not applicable

* Previously Filed

MISCELLANEOUS

         The reference to the expiration date of July 23, 2001 in the Form of Option Exchange Election, a copy of which was attached as Exhibit 99(a)(2) to the Schedule TO, are hereby amended to July 30, 2001.

         The references to the expiration date of July 23, 2001 in the Form of Change of Election, a copy of which was attached as Exhibit 99(a)(3) to the Schedule TO, are hereby amended to July 30, 2001.

         The second bullet point, relating to forfeiture provisions of the replacement options, under the third paragraph of the Form of Letter to Tendering Option Holders, a copy of which was attached as Exhibit 99(a)(9) to the Schedule TO, is deleted.

         Section 13 of the Form of Option Agreement pursuant to WorldGate Communications, Inc Amended and Restated 1996 Stock Option Plan, a copy of which was attached as Exhibit 99(d)(2) to the Schedule TO is deleted and the following sections are re-numbered accordingly.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               /S/ RANDALL J. GORT
           --------------------------------------------------------
                                   (Signature)

      RANDALL J. GORT, ESQ., VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
      ---------------------------------------------------------------------
                                (Name and title)

                                  JULY 23, 2001
              ---------------------------------------------------
                                     (Date)

                                    EXHIBITS

     EXHIBIT NO.      DESCRIPTION
     -----------      -----------
     99 (a) (1)     WorldGate Communications, Inc. Employee Stock Option Exchange Offer Memorandum.*

            (2)     Form of Option Exchange Election.*

            (3)     Form of Change of Election.*

            (4)     Letter to WorldGate Communications, Inc. Optionees, dated June 25, 2001.*

            (5)     E-mail message to WorldGate Communications, Inc.
                    Optionees, dated June 11, 2001.*

            (6)     WorldGate Communications, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on
                    April 2, 2001 and incorporated herein by reference.

            (7)     WorldGate Communications, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2001, filed with the Securities and Exchange Commission on May 15, 2001 and incorporated herein by reference.

            (8)     WorldGate Communications, Inc., Supplement No. 1 to Employee Stock Option Exchange Offer.*

            (9)     Form of Letter to Tendering Option Holders.*

           (10)     WorldGate Communications, Inc. Supplement No. 2 to Employee Stock Option Exchange Offer.


     99 (d) (1)     WorldGate Communications, Inc. Amended and Restated 1996 Stock Option Plan (incorporated herein by reference to Exhibit 10.10 of WorldGate Communications, Inc.'s Annual Report on
                    Form 10-K, filed with the SEC on April 2, 2001).

            (2)     Form of Option Agreement pursuant to WorldGate Communications, Inc. Amended and Restated
                    1996 Stock Option Plan.*


* Previously Filed